UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-122935-01
CUSIP NUMBER N/A

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Reef Global Energy VI, L.P.
Full Name of Registrant:

Former Name if Applicable:

1901 N. Central Expressway, Suite 300
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75080
City, State and Zip Code

PART II  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David M. Tierney	972	437-6792
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2008, an oil and gas well in which the registrant owns an interest, the Rob L RA SUA CL&F #1 well in Terrebonne Parish, Louisiana (the “Gumbo II” well), began oil and gas production and contributed significant revenues to the registrant. In addition, the registrant recognized significantly less property impairment on its oil and gas properties for the year ended December 31, 2008 as compared to the prior year ended December 31, 2007. Therefore, its results of operations are anticipated to contain a significant change from its results of operations of the corresponding period. Due to staffing and financial limitations, however, the registrant is unable to provide a quantitative, reasonable estimate of the anticipated results of operations.

Reef Global Energy VI, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 1, 2009	By:	Reef Oil & Gas Partners, L.P.,
Managing General Partner

			By:	Reef Oil & Gas Partners, GP, LLC

			By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).